UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2020

Commission File Number: 001-34541

GLOBAL CORD BLOOD CORPORATION

(Translation of registrant’s name into English)

48th Floor, Bank of China Tower
1 Garden Road
Central
Hong Kong S.A.R.

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

This Report of Foreign Private Issuer on Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These statements relate to future events or Global Cord Blood Corporation’s (the “Company”) future financial performance. The Company has attempted to identify forward-looking statements by terminology including “anticipates”, “believes”, “expects”, “can”, “continue”, “could”, “estimates”, “intends”, “may”, “plans”, “potential”, “predict”, “should” or “will” or the negative of these terms or other comparable terminology. These statements are only predictions, uncertainties and other factors may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. The information in this Report on Form 6-K is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company does not guarantee future results, levels of activity, performance or achievements. The Company’s expectations are as of the date of this Report on Form 6-K, and the Company does not intend to update any of the forward-looking statements after the date of this Report on Form 6-K to conform these statements to actual results, unless required by law.

The forward-looking statements included in this Report on Form 6-K are subject to risks, uncertainties and assumptions about the Company’s businesses and business environments. These statements reflect the Company’s current views with respect to future events and are not a guarantee of future performance. Actual results of the Company’s operations may differ materially from information contained in the forward-looking statements as a result of risk factors some of which include, among other things: the effects of the current 2019 novel coronavirus (“COVID-19”) outbreak, including the inability of the Company’s salesforce to return to work due to current lockdowns implemented in various cities in the PRC and the imposition by some hospitals in the PRC of restrictions on entrance to solely to hospital staff and patients; levels of consumer confidence in the healthcare services sector generally in the PRC as a result of the outbreak; the length of the COVID-19 outbreak and severity of such outbreak across the globe; the pace of recovery following the COVID-19 outbreak; continued compliance with government regulations regarding cord blood banking in the People’s Republic of China, or PRC and any other jurisdiction in which the Company conducts its operations; changing legislation or regulatory environments in the PRC and any other jurisdiction in which the Company conducts its operations; the acceptance by subscribers of the Company’s different pricing and payment options and reaction to the introduction of the Company’s premium-quality pricing strategy; demographic trends in the regions of the PRC in which the Company is the exclusive licensed cord blood banking operator; labor and personnel relations; the existence of a significant shareholder able to influence and direct the corporate policies of the Company; credit risks affecting the Company’s revenue and profitability; changes in the healthcare industry, including those which may result in the use of stem cell therapies becoming redundant or obsolete; the Company’s ability to effectively manage its growth, including maintaining effective controls and procedures and attracting and retaining key management and personnel; changing interpretations of generally accepted accounting principles; the availability of capital resources, including in the form of capital markets financing opportunities, in light of legislative developments affecting U.S. listed issuers whose independent registered public accounting firms are based in the PRC and not subject to U.S. Public Company Accounting Oversight Board inspections, international pressure on trade and currency against the PRC and its potential impact on the PRC consumer behavior, as well as general economic conditions; the non-binding proposal letter from Cordlife Group Limited and the potential transaction contemplated by such letter, and other relevant risks detailed in the Company’s filings with the Securities and Exchange Commission in the United States.

Results of Operations and Financial Condition

Following this cover page are the unaudited condensed consolidated financial results for the three months and year ended March 31, 2020 of the Company.

GLOBAL CORD BLOOD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

As of March 31, 2019 and 2020

	March 31,	March 31,
	2019	2020
	RMB	RMB	US$
	(in thousands except share data)

ASSETS
Current assets
Cash and cash equivalents	4,997,861	5,473,373	772,988
Accounts receivable, less allowance for doubtful accounts
(March 31, 2019: RMB89,634; March 31, 2020: RMB111,869
(US$15,799))	96,923	104,251	14,723
Inventories	27,612	43,758	6,180
Prepaid expenses and other receivables	25,532	44,785	6,325
Total current assets	5,147,928	5,666,167	800,216
Property, plant and equipment, net	545,340	522,679	73,817
Operating lease right-of-use assets[1]	—	4,548	642
Non-current deposits	236,719	347,360	49,057
Non-current accounts receivable, less allowance for doubtful accounts
(March 31, 2019: RMB74,800; March 31, 2020: RMB71,421
(US$10,087))	104,857	160,031	22,600
Inventories	77,194	85,109	12,020
Intangible assets, net	97,444	92,823	13,109
Investment in equity securities at fair value	107,362	101,306	14,307
Other equity investment	189,129	189,129	26,710
Deferred tax assets	44,981	50,701	7,160
Total assets	6,550,954	7,219,853	1,019,638

LIABILITIES
Current liabilities
Accounts payable	33,566	19,992	2,823
Accrued expenses and other payables	79,977	113,989	16,099
Operating lease liabilities[1]	—	1,717	242
Deferred revenue	461,986	402,751	56,879
Income tax payable	20,113	32,329	4,566
Total current liabilities	595,642	570,778	80,609
Non-current deferred revenue	2,108,442	2,289,762	323,376
Non-current operating lease liabilities[1]	—	1,782	252
Other non-current liabilities	404,482	450,900	63,679
Deferred tax liabilities	19,626	18,140	2,562
Total liabilities	3,128,192	3,331,362	470,478

EQUITY
Shareholders’ equity of Global Cord Blood Corporation
Ordinary shares
- US$0.0001 par value, 250,000,000 shares authorized, 121,687,974 and 121,551,075 shares issued and outstanding as of March 31, 2019 and 2020, respectively	83	83	12
Additional paid-in capital	2,101,582	2,101,582	296,801
Treasury stock, at cost
(March 31, 2019 and 2020: 136,899 shares, respectively)	(2,815)	(2,815)	(398)
Accumulated other comprehensive losses	(88,738)	(94,663)	(13,369)
Retained earnings	1,407,223	1,877,940	265,215
Total equity attributable to Global Cord Blood Corporation	3,417,335	3,882,127	548,261
Non-controlling interests	5,427	6,364	899
Total equity	3,422,762	3,888,491	549,160
Total liabilities and equity	6,550,954	7,219,853	1,019,638

1 Since April 1, 2019, the Company adopted Accounting Standards Update Topic 842 using a modified retrospective transition approach which resulted in the recognition of right-of-use assets and lease liabilities for operating leases as of April 1, 2019 of approximately RMB6.9 million and RMB5.8 million, respectively.

GLOBAL CORD BLOOD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the Three Months and Year Ended March 31, 2019 and 2020

	Three months ended March 31,			Year ended March 31,
	2019	2020		2019	2020
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands except per share data)

Revenues	251,651	299,888	42,352	986,754	1,221,460	172,503
Direct costs	(47,375)	(43,458)	(6,137)	(186,027)	(189,128)	(26,710)
Gross profit	204,276	256,430	36,215	800,727	1,032,332	145,793
Operating expenses
Research and development	(4,635)	(3,605)	(509)	(14,688)	(21,109)	(2,981)
Sales and marketing	(67,301)	(60,505)	(8,545)	(235,062)	(261,958)	(36,996)
General and administrative	(43,486)	(42,981)	(6,070)	(169,320)	(190,232)	(26,866)
Total operating expenses	(115,422)	(107,091)	(15,124)	(419,070)	(473,299)	(66,843)
Operating income	88,854	149,339	21,091	381,657	559,033	78,950
Other income/(expenses), net
Interest income	6,049	6,287	888	25,320	25,359	3,581
Foreign currency exchange gains/(losses)	15	(139)	(20)	(62)	(303)	(43)
Change in fair value of equity securities	11,526	(24,155)	(3,411)	(57,125)	(13,172)	(1,860)
Dividend income	—	—	—	976	507	72
Others	2,711	2,111	298	5,695	7,388	1,043
Total other income/(expenses), net	20,301	(15,896)	(2,245)	(25,196)	19,779	2,793
Income before income tax	109,155	133,443	18,846	356,461	578,812	81,743
Income tax expense	(16,405)	(33,877)	(4,784)	(61,260)	(101,084)	(14,276)
Net income	92,750	99,566	14,062	295,201	477,728	67,467
Net income attributable to non-controlling interests	(1,642)	(2,559)	(361)	(4,077)	(7,011)	(990)
Net income attributable to Global Cord Blood Corporation’s shareholders	91,108	97,007	13,701	291,124	470,717	66,477

Earnings per share:
Attributable to ordinary shares
- Basic	0.74	0.80	0.11	2.40	3.87	0.55
- Diluted	0.74	0.80	0.11	2.40	3.87	0.55

Other comprehensive (losses)/ income, net of nil income taxes
- Foreign currency translation adjustments	(10,073)	1,875	265	28,232	(5,925)	(837)
Comprehensive income	82,677	101,441	14,327	323,433	471,803	66,630

Comprehensive income attributable to non-controlling interests	(1,642)	(2,559)	(361)	(4,077)	(7,011)	(990)
Comprehensive income attributable to Global Cord Blood Corporation’s shareholders	81,035	98,882	13,966	319,356	464,792	65,640

Other Events

On June 29, 2020, the Company issued a press release announcing unaudited condensed consolidated financial results for the three months and year ended March 31, 2020. A copy of the press release is attached as Exhibit 99.1.

Exhibits

Exhibit No.	Description

99.1	Press Release dated June 29, 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GLOBAL CORD BLOOD CORPORATION

By:	/s/ Albert Chen
Name:	Albert Chen
Title:	Chief Financial Officer

Dated: June 29, 2020